UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Penwest Pharmaceuticals Co.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

709754105

(CUSIP Number)

March 11, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105

1.	Names of Reporting Persons QUOGUE CAPITAL LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,275,000 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,275,000 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 709754105

1.	Names of Reporting Persons WAYNE P. ROTHBAUM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4)

	6.	Shared Voting Power 0 (See Item 4)

	7.	Sole Dispositive Power 0 (See Item 4)

	8.	Shared Dispositive Power 0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The issuer of the securities to which this statement relates is PENWEST PHARMACEUTICALS CO.
	(b)	Address of Issuer’s Principal Executive Offices The issuer’s principal executive offices are located at 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810-5120.

Item 2.
	(a)	Name of Person Filing The filing persons are Quogue Capital LLC and Wayne P. Rothbaum.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office for Quogue Capital LLC is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.
The principal business office of Wayne P. Rothbaum is c/o Quogue Capital LLC, 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.
	(c)	Citizenship See Item 4 of cover pages.
	(d)	Title of Class of Securities The title of the class of securities is Common Stock, $0.001 par value per share (“Common Stock”).
	(e)	CUSIP Number The CUSIP number is 709754105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the filing persons.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
For Quogue Capital LLC and Mr. Rothbaum:
(a)

Amount beneficially owned

Quogue Capital LLC owned an aggregate of 2,340,000 shares of Common Stock, comprised of (i) 1,725,000 shares of outstanding Common Stock and (ii) 550,000 shares of Common Stock issuable upon the exercise of warrants.  Wayne P. Rothbaum is the managing member of Quogue Capital LLC and so may be deemed to beneficially own such shares of Common Stock.  Mr. Rothbaum disclaims such beneficial ownership.  The total amount of shares also includes 65,000 shares of Common Stock owned by M.D.K. Foundation Inc.  Mr. Rothbaum is the president of M.D.K. Foundation Inc. and is the individual with sole voting and dispositive power over such shares.  Thus, Mr. Rothbaum may be deemed to beneficially own such shares.  Mr. Rothbaum disclaims such beneficial ownership.

(b) Percent of class 7.3%
(c) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote See Item 7 of cover pages.
(ii) Shared power to vote or to direct the vote See Item 6 of cover pages.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of cover pages.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum	Dated: March 20, 2008
Name:	Wayne P. Rothbaum
Title:	President

	/s/ Wayne P. Rothbaum	Dated: March 20, 2008
Wayne P. Rothbaum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Penwest Pharmaceuticals Co. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of March 20, 2008.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum
Name:	Wayne P. Rothbaum
Title:	President

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum